

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 22, 2011

Via Email
Mr. Moshe N. Gavrielov
Chief Executive Officer
Xilinx, Inc.
2100 Logic Drive
San Jose, CA 95124

> **Re:** **Xilinx, Inc.**
> **Form 10-K for the Fiscal Year Ended April 2, 2011**
> **Filed May 31, 2011**
> **Form 10-Q for the Quarter Ended July 2, 2011**
> **Filed August 9, 2011**
> **File No. 000-18548**

Dear Mr. Gavrielov:

We have reviewed your response filed August 4, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended July 2, 2011

Note 17. Contingencies, page 22

1.   We note your response to prior comment 4. We note your disclosures here continue to state that "neither the likelihood, nor the amount of any potential exposure to the Company is estimable at this time." FASB ASC 450 requires disclosure of the amount or range of reasonably possible loss as that term is defined in the standard. It is not clear how your disclosure stating that your "potential exposure" is not estimable at this time fulfills the requirements of FASB ASC 450. Please revise future filings to disclose an

estimate of the reasonably possible loss or range of loss. If such an estimate cannot be made, you should include disclosures that specifically refer to your inability to estimate the reasonably possible loss or range of loss. Please refer to ASC 450-20-50.

2. We note your response to prior comment 5. We note that your process for determining the reasonably possible loss or range of losses appears to involve consideration of only case-specific information. Please explain to us how you consider other factors, such as your past experience with similar matters and competitors past experience with similar matters, in developing a range of reasonably possible loss for disclosure.

3. For each material matter disclosed in your Form 10-K as of April 2, 2011 and Form 10-Q as of July 2, 2011, please tell us what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 24

Financial Condition, Liquidity and Capital Resources

4. We note your disclosures here that combined inventory days declined to 117 days at July 2, 2011 from 135 days at April 2, 2011. We further note your discussion of the reasons for higher combined inventory days at April 2, 2011. Although the combined inventory days declined from April 2, 2011 to July 2, 2011, we note that the combined inventory days at July 2, 2011 appears to remain higher than your historical amounts. Specifically, we note combined inventory days were 126 at January 1, 2011, 90 at October 2, 2010, 80 at July 3, 2010 and 89 at April 3, 2010. Please revise future filings to provide greater explanation of the reasons for the elevated combined inventory days in the current period.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief